WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Balance Sheet

December 31, 2016

(In thousands)

Assets

Cash and cash equivalents	$	344,052
Cash and cash equivalents – restricted		31,137
Investment securities		130,547
Receivables:		
Funds and separate accounts		21,246
Customers and other		120,413
Due from affiliates		7,097
Prepaid expenses and other current assets		19,216
Income taxes receivable		466
Total current assets		674,174
Property and equipment, net		99,430
Deferred sales commissions, net		180
Deferred income taxes		25,994
Goodwill and identifiable intangible asset		35,095
Other non-current assets		27,379
Total assets	$	862,252

Liabilities and Stockholder's Equity

Accounts payable	$	23,367
Payable to investment companies for securities		53,691
Payable to third party brokers		7,603
Payable to customers		82,918
Accrued compensation		31,674
Other current liabilities		14,941
Total current liabilities		214,194
Accrued pension costs		34,146
Other non-current liabilities		20,200
Total liabilities		268,540
Commitments and contingencies		
Redeemable noncontrolling interests		9,239
Stockholder's equity:		
Common stock, $1.00 par value: 1,000 shares authorized, issued, and outstanding.		1
Additional paid-in capital		247,237
Retained earnings		378,831
Accumulated other comprehensive loss		(41,596)
Total stockholder's equity		584,473
Total liabilities, redeemable noncontrolling interests and stockholder's equity	$	862,252

See accompanying notes to consolidated financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.